Exhibit 99.2

Financial Results for the Third Quarter Ended October 1, 2023

Overview
Maxeon Solar Technologies, Ltd (“Maxeon”, the “Company”, “we”, “us”, and “our”) (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with over 1,600 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-plus-year history in the solar industry and numerous awards for its technology.
Unaudited Summary of Financial Results
We are in the business of manufacturing and supplying solar cells and panels to the power plant, commercial and residential markets. We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.
Revenue by market
The following table sets forth our revenue by market for the periods indicated:

	Three Months Ended		Nine Months Ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
(In percentage)
U.S.	63.8%	38.7%	56.2%	36.2%
EMEA	28.3%	49.6%	36.1%	47.5%
Asia Pacific	7.1%	10.8%	7.0%	15.5%
Other markets	0.8%	0.9%	0.7%	0.8%
Total revenues	100.0%	100.0%	100.0%	100.0%
Revenue by products
Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line of solar cells and shingled panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of shingled solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation (which we refer to as “DG”) markets as well.
The following table sets forth our revenue by products for the periods indicated:

	Three Months Ended		Nine Months Ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
(In percentage)
IBC	26.8%	52.9%	38.9%	54.5%
Performance line	73.2%	47.1%	61.1%	45.5%
Total revenues	100.0%	100.0%	100.0%	100.0%
We are supplementing our trends and uncertainties to our business previously disclosed in our Annual Report on Form 20-F for the year ended January 1, 2023 with the following:

Demand
Our business is subject to industry-specific seasonal fluctuations including changes in weather patterns and economic incentives that are based on tax credits, among other factors, that drive demand throughout the year. We have historically reflected these seasonal trends with the largest percentage of total revenues realized during the last two quarters of a fiscal year. In the three months ended October 1, 2023, we faced various factors that have affected the demand, including stiff competition and over-supply in the industry. The impact was prominent in the global DG markets and this trend may continue into the following quarter. Following the October 6, 2023 acquisition of certain assets from Complete Solaria, Inc., we will tap onto another US DG sales channel with established customer base.
Volatility in the applied trade and tariff policy of the United States has created market challenges and opportunity at the same time, for us, and our supplier and customer bases, since the beginning of 2018. Safeguard tariffs imposed in February 2018 pursuant to Section 201 of the Trade Act of 1974 had significant market effects during the four ensuing years. While a technology-based exclusion for IBC products muted the impact on us, our solar products based on other technologies were and remain subject to the safeguard tariffs. The safeguard measure was extended in February 2022 for an additional four-year period. Bifacial cells and modules were initially subject to the safeguard measure, then excluded, then re-covered, then re-excluded pursuant to a November 2021 U.S. Court of International Trade Decision, and on January 14, 2022, the Biden Administration filed a notice of appeal against the decision before the U.S. Court of Appeals for the Federal Circuit. During the same timeframe, tariffs imposed on goods of People’s Republic of China (“PRC") origin pursuant to Section 301 of the Trade Act of 1974 significantly affected trade in solar power system components and finished products. The Section 301 tariffs remain in force and have no specified expiration date.
During 2021, a distinct set of challenges arose for the U.S. solar market as a result of a “withhold release order” (“WRO”) imposed pursuant to Section 307 of the Tariff Act of 1930 on products whose upstream silicon materials are sourced, or suspected of being sourced, from Hoshine Silicon Industry Co. Ltd. and its affiliates. The basis for this WRO was a finding that Hoshine and its affiliates utilize and benefit from forced labor in China’s Xinjiang Province. U.S. Customs and Border Protection detained numerous incoming shipments of silica-based products (including PV solar modules) at ports of entry and subjected importers to a lengthy and arduous process of proving that no forced labor was involved at the furthest upstream stages of their supply chains. In response, some companies altogether stopped trying to ship solar products to the United States; at a number of under-construction U.S. solar projects, expected module deliveries did not materialize. The WRO remains in force and has been expanded legislatively via the Uyghur Forced Labor Prevention Act (“UFLPA”), signed into law on December 23, 2021, which establishes a presumption that all goods processed in Xinjiang Province utilize forced labor and are therefore ineligible for entry into the U.S. market. Given Xinjiang Province’s major role in global production of polysilicon and upstream silica materials such as MGSi, and given China’s current pre-eminence as a location for polysilicon ingoting and wafering, these developments necessitate and are triggering a significant re-configuration of many manufacturers’ supply chains for the U.S. market.
These regulatory disruptions—on top of longstanding anti-dumping and countervailing duties on Chinese and Taiwanese solar cells and modules—have resulted and may continue to result in a wide range of impacts to the U.S. solar industry, global manufacturing market and our business, including market volatility, price fluctuations, and demand suppression.
Aside from the effects on our suppliers, customers, partners, and projects, we did not incur tariff charges for nine months ended October 1, 2023.

Supply
We continue to focus on the sale of our lower cost, high efficiency Performance line of solar panels to the United States market, and have added 1.8 GW of Performance line capacity during fiscal year 2023, with cells produced in our Fab 3 Malaysia facility, and module production in Mexico. Sales of these products are designated for the United States utility scale market. In addition, our Huansheng JV and its affiliates in China have expanded capacity from 5 GW in 2020 to more than 12 GW in 2022, and is in the midst of expanding its capacity to 20 GW. Maxeon maintains up to 66% off-take rights of this expanded capacity for our international markets which includes the capacity made available through the Temporary HSTJ Agreement (refer to Item 7.B. Related Party Transaction - Agreements with TZE in Connection with the Huansheng JV in our Annual Report on Form 20-F for the year ended January 1, 2023).
In April 2022, Department of Commerce (“Commerce”) initiated an anti-circumvention inquiry (“ACI”) on Crystalline Silicon Photovoltaic Cells, Whether or Not Assembled into Modules, from China (“China AD/CVD Orders”) and published an affirmative preliminary determination for the scope on December 8, 2022. However, on December 19, 2022, Commerce issued a memorandum clarifying that modules assembled in (and exported to the United States from) third countries, from cells fabricated in Cambodia, Malaysia, Thailand, or Vietnam, are not covered by the preliminary determination and indeed are not “inquiry merchandise” for purposes of the ACI. Accordingly, Maxeon’s modules assembled in Mexico are unaffected by the ACI.
We continue to see significant and increasing opportunities in technologies and capabilities adjacent to our core product offerings that can significantly reduce our customers’ cost of energy ("CCOE"), including the integration of energy storage and EV charging, managed by a whole home digital energy experience complemented by value-add services. We have made investments to realize those opportunities, resulting in the launch of SunPower One – our integrated home energy management solution, enabling our customers to make intelligent energy choices by addressing how they buy energy, how they use energy, and when they use it. SunPower One represents the next major step in our “Beyond the Panel” initiative, which started with integrating advanced module-level control electronics to our portfolio of technology designed to enable longer series strings and significant balance of system components cost reductions in large arrays. We currently offer solar panels that use microinverters designed to eliminate the need to mount or assemble additional components on the roof or the side of a building and enable optimization and monitoring at the solar panel level to ensure maximum energy production by the solar system.
We continue to improve our unique, differentiated solar cell and panel technology. We emphasize improvement of our solar cell efficiency and levelized cost of energy ("LCOE") and CCOE performance through enhancement of our existing products, development of new products and reduction of manufacturing cost and complexity in conjunction with our overall cost-control strategies.
We have recently announced on our plan to re-engineer our Maxeon line manufacturing capacity. Instead of expanding capacity of Maxeon 7 products at one of our Philippines cell manufacturing facilities that is currently not in use, we will convert our legacy Maxeon 3 capacity in the Philippines to Maxeon 7 technology. We are currently in the process of making the necessary preparations for such a conversion and have reserved a portion of our 2023 planned capex for that purpose. The cell manufacturing facilities that are currently not in use are planned to be utilized for the sale-up of our next-generation Maxeon 8 technology. We will also begin preparations to install a TOPCon solar cell pilot line in our Malaysia manufacturing facility ahead of the start-up of our planned manufacturing facility in Albuquerque, following our site selection that took place in August 2023.
The supply chain within the solar industry has seen decreasing logistics costs during the year and has been at its historical low rate similar to pre-pandemic cost level during the three months ended October 1, 2023. Furthermore, certain raw materials, such as junction boxes, encapsulants and frames, have not recently seen major fluctuation in their prices.
We work with our suppliers and partners to ensure the reliability of our supply chain. We have contracted with a supplier for multi-year supply agreements, under which we have annual minimum purchase obligations. For more information about our purchase commitments and obligations, see “Recent Development — Material Cash Requirements” in the current Form 6-K.

We currently believe our supplier relationships and various short- and long-term contracts will afford us the volume of material and services required to meet our planned output; however, we face the risk that the pricing of critical material may not be competitive, resulting in a higher manufacturing cost which we may be unable to pass on.
For a further discussion of trends, uncertainties and other factors that could impact our operating results, see the section entitled “Risk Factors” included in our Annual Report on Form 20-F for the year ended January 1, 2023, in Exhibit 99.2 to our Report on Form 6-K furnished to the Commission on August 10, 2023 and in the "Recent Development" section herein.
Revenue and Cost of Revenue

	Three Months Ended		Nine Months Ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
(In thousands)
Revenue	$227,630	$275,449	$894,335	$736,610
Cost of revenue	224,902	291,196	781,759	804,645
Gross profit (loss)	$2,728	$(15,747)	$112,576	$(68,035)
Gross margin	1.2%	(5.7)%	12.6%	(9.2)%
Three Months Ended October 1, 2023 Compared to Three Months Ended October 2, 2022
During the three months ended October 1, 2023, we recognized revenue from sales of modules and components of $227.6 million with shipments of 628MW, of which $23.9 million, or 10.5%, represented sales of solar modules to SunPower Corporation ("SunPower"). During the three months ended October 2, 2022, we recognized revenue from sale of modules and components of $275.4 million with shipments of 605MW, of which $68.9 million or 25.0%, represented sales of solar modules to SunPower. The pricing terms for the sale of solar modules to SunPower were based on the exclusive supply agreement with SunPower (the "Supply Agreement"), which was mutually terminated in February 2022 and replaced with the 2022/2023 Supply Agreement. For the three months ended October 1, 2023, other than the sale transactions with SunPower, there were two customer that accounted for at least 10% of revenue. For the three months ended October 2, 2022, other than the sale transactions with SunPower, there was no customer that accounted for at least 10% of revenue.
The decrease of $47.8 million in revenue during the three months ended October 1, 2023 as compared to the three months ended October 2, 2022 was primarily due to the pause of shipments to SunPower in late-July following a breach of their payment obligations. In addition, there was an industry-wide demand slowdown in the global DG markets. This was partially offset by higher shipments for the utility-scale business in the United States.
Cost of revenue was $224.9 million and $291.2 million in the three months ended October 1, 2023 and October 2, 2022, respectively. Cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The decrease of $66.3 million in cost of revenue during the three months ended October 1, 2023 as compared to the three months ended October 2, 2022 was primarily due to lower shipments. Also, there was lower inventory write-down to the estimated net realizable value during the three months ended October 1, 2023 due to comparatively higher selling price to cost.
Nine Months Ended October 1, 2023 Compared to Nine Months Ended October 2, 2022
During the nine months ended October 1, 2023, we recognized revenue from sales of modules and components of $894.3 million with shipments of 2,209MW, of which $174.9 million, or 19.6%, represented sales of solar modules to SunPower. During the nine months ended October 2, 2022, we recognized revenue from sales of modules and components of $736.6 million with shipments of 1,614MW, of which $206.5 million or 28.0%, represented sales of solar modules to SunPower. For the nine months ended October 1, 2023, other than transactions with SunPower, there was one other customer whom had accounted for at least 10% of revenue. For the nine months ended October 2, 2022, SunPower was the only customer who accounted for at least 10% of revenues.
The increase of $157.7 million in revenue during the nine months ended October 1, 2023 as compared to the nine months ended October 2, 2022 was primarily due to sales for the utility-scale business in the United States. This is driven by a combination of higher volume and selling price pursuant to agreements entered into with a customer and its affiliate on March 7, 2023. The Company also experienced higher sales for the DG business in Europe, particularly Italy and France, mainly attributable to higher shipments driven by strong demand for renewable energy solutions. This was partially offset by lower sales to SunPower due to the pause of shipments in late July following a breach of their payment obligations. Refer to our Recent Developments discussion for an update on our contractual relationship with SunPower.
Cost of revenue was $781.8 million and $804.6 million in the nine months ended October 1, 2023 and October 2, 2022, respectively. Cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The decrease of $22.9 million in cost of revenue during the nine months ended October 1, 2023 as compared to the nine months ended October 2, 2022 was primarily due to lower cost of production due to declining container rates and logistic cost reduction initiatives, lower losses of $19.1 million on the polysilicon procured under the long-term fixed supply agreements that ended during fiscal year 2022, non-recurrence settlement of $15.2 million with a polysilicon supplier to resolve a contract dispute regarding the applicability of a price escalation clause in the three months ended July 3, 2022, and lower inventory write-down to the net realizable value coupled with utilization of prior period provision. The above was partially offset by higher shipments during the nine months ended October 1, 2023 as compared to the nine months ended October 2, 2022.
Revenues by Geography

	Three Months Ended		Nine Months Ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
(In thousands)
United States	$145,133	$106,590	$502,787	$266,367
Italy	23,558	33,016	102,566	90,490
Rest of the world(1)	58,939	135,843	288,982	379,753
Total revenues	$227,630	$275,449	$894,335	$736,610
(1)Revenues included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.
The sales attributed to the U.S. includes $23.9 million and $68.9 million in sales to SunPower for the three months ended October 1, 2023 and October 2, 2022, respectively. For the nine months ended October 1, 2023 and October 2, 2022, the sales attributed to the U.S. includes $174.9 million and $206.5 million in sales to SunPower, respectively.
Operating Expenses
Operating expenses includes primarily salaries and related personnel costs, professional fees and related operating cost to fulfil the functional requirements and responsibilities.

	Three Months Ended		Nine Months Ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
(In thousands)
Operating expenses:
Research and development	$11,627	$11,968	$35,715	$38,278
Sales, general and administrative	31,771	29,143	97,291	74,414
Restructuring charges	23,164	85	23,307	1,615
Total operating expenses	$66,562	$41,196	$156,313	$114,307

Research and Development Expenses
Three Months Ended October 1, 2023 Compared to Three Months Ended October 2, 2022
Research and development expenses were $11.6 million in the three months ended October 1, 2023, primarily associated with expenditures on the development of our Maxeon 7 and 8 cell and panel technology, mainly comprising compensation expense (including stock-based compensation) of $7.0 million, facilities expense of $1.5 million, research and development materials of $0.8 million and expense for leased equipment of $0.3 million. Included in these expenses is $0.9 million related to the Product Collaboration Agreement with SunPower. The decrease in research and development expenses was primarily driven by lower research and development materials, partially offset by higher compensation expense due to stock-based award granted.
Research and development expenses were $12.0 million in the three months ended October 2, 2022, primarily associated with expenditures on the development of our Maxeon 6 and 7 cell and panel technology, mainly comprising compensation expenses (including stock-based compensation) of $6.7 million, facilities expense of $1.7 million, research and development materials of $1.6 million and expenses for leased equipment of $0.6 million. Included in these expenses is $0.7 million related to the Product Collaboration Agreement with SunPower.
Nine Months Ended October 1, 2023 Compared to Nine Months Ended October 2, 2022
Research and development expenses were $35.7 million in the nine months ended October 1, 2023 primarily associated with expenditures on the development of our Maxeon 7 and 8 cell and panel technology, mainly comprising compensation expense (including stock-based compensation) of $21.9 million, facilities expense of $4.9 million, research and development materials of $1.5 million and expenses for leased equipment of $1.1 million. Included in these expenses is $2.8 million related to the Product Collaboration Agreement with SunPower. The decrease in research and development expenses was primarily driven by lower research and development materials of $1.9 million, decrease of $0.8 million in compensation expense due to non-recurrence of discretionary expense and, lower facilities expense and leased equipment of $1.5 million as a result of transfer of the research and development assets to Maxeon which was originally under the Product Collaboration Agreement. This was partially offset by higher expenses incurred for design and development of tools, higher consulting fees and travelling expenses.
Research and development expenses were $38.3 million in the nine months ended October 2, 2022, primarily associated with expenditures on the development of our Maxeon 6 and 7 cell and panel technology, mainly comprising compensation expenses (including stock-based compensation) of $22.7 million, facilities expense of $4.3 million, research and development materials of $3.4 million and expenses for leased equipment of $3.1 million. Included in these expenses is $15.9 million related to the Product Collaboration Agreement with SunPower.
Sales, General and Administrative Expenses
Three Months Ended October 1, 2023 Compared to Three Months Ended October 2, 2022
Sales, general and administrative expenses were $31.8 million in the three months ended October 1, 2023 and comprised primarily of $16.4 million of compensation expense (including stock-based compensation), $6.6 million of professional fees, $1.9 million of equipment related expenses, $1.3 million of insurance expenses, $1.8 million of marketing fees and $0.9 million of facilities-related costs including rent, utilities and maintenance. The increase in expenses is primarily driven by higher compensation expenses of $1.1 million due to additional hiring for marketing department and merit increase and also, higher professional fees of $0.9 million, as well as increased marketing and travelling expenses by $0.7 million due to higher marketing efforts and travel activities after the lifting of travel restrictions globally.
Sales, general and administrative expenses were $29.1 million in the three months ended October 2, 2022 and comprised primarily of $15.4 million of compensation expenses (including stock-based compensation), $5.7 million of professional fees, $1.3 million of equipment related expenses, $1.4 million of insurance expenses, $1.5 million of marketing fees and $0.9 million of facilities-related costs including rent, utilities and maintenance.

Nine Months Ended October 1, 2023 Compared to Nine Months Ended October 2, 2022
Sales, general and administrative expenses were $97.3 million in the nine months ended October 1, 2023 and comprised primarily of $52.8 million of compensation expense (including stock-based compensation), $20.4 million of professional fees, $5.0 million of equipment related expenses, $3.5 million of insurance expenses, $4.2 million of marketing fees and $2.4 million of facilities-related costs including rent, utilities and maintenance. The increase in expenses was primarily driven by higher compensation expenses of $17.4 million due to additional hiring and merit increase and also, non-recurrence of reversal of certain charges in connection to the transition service agreement with SunPower. Additionally, there was higher professional fees, higher travelling expenses by $1.4 million due to increased travel activity after the lifting of travel restrictions globally and increased marketing expenses by $0.8 million due to more investment in installer partner trainings, brand and developing new sales channels.
Sales, general and administrative expenses were $74.4 million in the nine months ended October 2, 2022 and comprised primarily of $35.4 million of compensation expenses (including stock-based compensation), $18.2 million of professional fees, $4.6 million of insurance expenses, $4.2 million of equipment related expenses, $3.4 million of marketing fees and $2.1 million of facilities-related costs including rent, utilities and maintenance.
Restructuring Expenses
Three and Nine Months Ended October 1, 2023 Compared to Three and Nine Months Ended October 2, 2022
Restructuring expense were $23.2 million in the three months ended October 1, 2023 and $23.3 million in the nine months ended October 1, 2023. This primarily consists of contract termination charges incurred for the cancellation of our plan to expand capacity, and instead to retrofit existing lines, for our Maxeon 7 technology at one of our Philippines cell manufacturing facilities. This is in relation to the Company's September 2023 restructuring plan, where the Company has adopted a restructuring plan to reduce capital expenditures and costs, and focus on improving cash flow through acceleration of Maxeon 7 to the market.
Restructuring charges were $0.1 million and $1.6 million in the three and nine months ended October 2, 2022 respectively. This primarily consists of a restructuring plan charge for June 2022 on the closure of our module factory in Porcelette, France.
Other (expense) income, net

	Three Months Ended		Nine Months Ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
(In thousands)
Other (expense) income, net:
Interest expense	$(10,464)	$(8,821)	$(32,337)	$(19,544)
Other, net	(34,174)	27,267	(1,210)	25,391
Other (expense) income, net	$(44,638)	$18,446	$(33,547)	$5,847
Three Months Ended October 1, 2023 Compared to Three Months Ended October 2, 2022
Of the total $10.5 million in interest expense, incurred during the three months ended October 1, 2023, $4.8 million relates to the Convertible Notes due 2027 issued in August 2022 ("2027 Notes"), $4.1 million relates to the Green Convertible Notes due 2025, $0.9 million interest expense in connection to other debt arrangements, and $0.6 million relates to interest expense on significant financing component on prepayments received.
Of the total $8.8 million in interest expense, incurred during the three months ended October 2, 2022, $4.1 million relates to the Green Convertible Notes due 2025, $2.3 million relates to the 2027 Notes, $0.8 million relates to interest expense on extended credit terms and $0.7 million relates to interest expense on significant financing component on prepayment received. The remaining interest expense relates to the Company's other debt arrangements

Other, net for the three months ended October 1, 2023 primarily comprised of a $37.1 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and loss of $0.2 million on derivative instruments. This was partially offset by interest income from the Company's investments of $2.7 million.
Other, net for the three months ended October 2, 2022 primarily comprised of a $24.5 million gain on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and the foreign exchange gain of $2.1 million. This was partially offset by a loss of $0.3 million on derivative instruments.
Nine Months Ended October 1, 2023 Compared to Nine Months Ended October 2, 2022
Of the total $32.3 million in interest expense, incurred during the nine months ended October 1, 2023, $14.2 million relates to the 2027 Notes, $12.3 million relates to the Green Convertible Notes due 2025, $3.9 million interest expense in connection to other debt arrangements, and $1.9 million relates to interest expense on significant financing component on prepayments received.
Of the total $19.5 million in interest expense, incurred during the nine months ended October 2, 2022, $12.3 million relates to the Green Convertible Notes due 2025, $2.3 million relates to the 2027 Notes, $1.8 million relates to interest expense on significant financing component on prepayments received and $1.3 million relates to interest expense on extended credit terms. The remaining interest expense relates to other debt arrangements.
Other, net for the nine months ended October 1, 2023 primarily comprised of a $8.6 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and loss of $1.2 million on derivative instruments. This was partially offset by interest income from the Company's investments of $6.7 million and foreign exchange gain of $1.0 million.
Other, net for the nine months ended October 2, 2022 primarily comprised of a $20.1 million gain on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and a foreign exchange gain of $4.8 million. This was partially offset by a loss of $2.3 million on derivative instruments.
For more information on the 2027 Notes, Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 1, 2023.
Income Taxes

	Three Months Ended		Nine Months Ended
	October 1, 2023	October 2, 2022	October 1, 2023	October 2, 2022
(In thousands)
Benefit from (provision for) income taxes	$2,554	$(2,399)	$(9,323)	$(4,161)
Three and Nine Months Ended October 1, 2023 Compared to Three and Nine Months Ended October 2, 2022
The interim income tax expense and other income tax related information contained in these condensed consolidated financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods due to the uncertainty in our annual forecasts resulting from the risks identified in “Risk Factors” as previously disclosed in our Annual Report on Form 20-F for the year ended January 1, 2023 on our operating results. The Company did not have any specific projects which may give rise to any significant, unusual, infrequent in nature or discontinued operations in the three and nine months ended October 1, 2023.
In the three months ended October 1, 2023, we recorded income tax credit of $2.6 million, primarily due to a lower forecasted annualized results which resulted in a reversal of current tax expense. In the nine months ended October 1, 2023, we recorded income tax provision of $9.3 million, primarily due to current year income tax expense in profitable jurisdictions and prior year income tax true-ups for entities that filed their tax returns in the current period. In the three and nine months ended October 2, 2022, we recorded income tax provision of $2.4 million and income tax provision, of $4.2 million, respectively. The tax expense was primarily due to current year income tax expense in profitable jurisdictions and prior year income tax true-ups.
We benefit from a tax holiday granted by the Malaysian government, subject to certain hiring, capital spending, and manufacturing requirements. The third and final five-year tranche of this tax holiday was granted a 70% tax exemption and will expire on June 30, 2026. The Malaysian Investment Development Authority ("MIDA") and the Company have been in discussions on additional conditions required to reinstate the full tax exemption that the Company was granted previously. We have agreed to the conditions for such reinstatement with MIDA and are waiting for formal approval from the Malaysian Government. As formal approval has not been received as at October 1, 2023, the income tax provisions reflects the 70% tax exemption status for our Malaysian subsidiary.
 We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event that we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.
Equity in losses of unconsolidated investees
Three and Nine Months Ended October 1, 2023 Compared to Three and Nine Months Ended October 2, 2022
For the three and nine months ended October 1, 2023, our unconsolidated investee, Huansheng JV reported a loss for which we recorded our reportable share of $2.5 million and $2.8 million, respectively.
For the three and nine months ended October 2, 2022, Huansheng JV reported a loss for which we recorded our reportable share of $3.6 million and $10.8 million respectively. The loss for the three and nine months ended October 1, 2023 is mainly due to the limit of the share of losses under equity method to the total cost of investment under ASC 323.
Net Loss (Income) Attributable to Noncontrolling Interests
Three and Nine Months Ended October 1, 2023 Compared to Three and Nine Months Ended October 2, 2022
For the three and nine months ended October 1, 2023, we attributed $0.1 million of net loss and $0.1 million of net income, respectively, to noncontrolling interests. The noncontrolling interests held 20% and 24.05% shareholding of our subsidiaries, SunPower Systems International Limited and SunPower Energy Systems Southern Africa (Pty) Ltd, respectively. For the three and nine months ended October 2, 2022, we attributed $0.2 million and $0.3 million of net income, respectively, to these noncontrolling interests. The change in net income attributable to noncontrolling interests was a result of the profitability from our non-wholly owned subsidiaries.
Recent Developments
In connection with the Company's acquisition of certain assets from Complete Solaria, Inc. ("CSLR") pursuant to that certain Asset Purchase Agreement dated September 19, 2023 (the "Purchase Agreement"), on October 6, 2023, the Company issued to SolarCA LLC, a wholly owned subsidiary of CSLR ("SolarCA"), 1,100,000 of the Company's ordinary shares, at no par value, on a transaction exempt from the registration requirements of the

Securities Act of 1933, as amended. Immediately following such issuance, SolarCA held 2.08% of the outstanding ordinary shares of the Company.
On October 10, 2023, the Company announced its plan to re-engineer its IBC manufacturing capacity and also, to begin the preparation of its manufacturing facility in Malaysia to install a TOPCon solar cell pilot line ahead of the start-up of our planned manufacturing facility in Albuquerque in the United States. Consequently, there will be a reduction in workforce globally and review of the economic useful lives of certain existing IBC lines.
In September 2023, the Company and Danish Fields Solar LLC ("Danish Fields"), entered into an Abatement and Amendment Agreement to amend certain terms of the order request executed in November 2021, including delivery schedule, utilization of the prepayment and abatement conditions for the liquidated damages claim by Danish Fields for the delay in the original schedule. For additional information on our contractual arrangement with Danish Fields, refer to discussion in Note 2 of our Interim Financial Statements filed as Exhibit 99.1 of the Form 6-K furnished with the SEC on August 10, 2023.

On November 13, 2023, the Company and SunPower entered into an amendment, settlement and release agreement (the “SunPower Settlement Agreement”) in respect of certain disputes arising out of both parties’ contractual obligations under the supply agreement effective from February 14, 2022, as amended on January 5, 2023, (the “2022/2023 Supply Agreement") and the new supply agreement dated January 5, 2023 (the “2024/2025 Supply Agreement” and together with the 2022/2023 Supply Agreement, the “SunPower Supply Agreements”). Pursuant to the terms of the SunPower Settlement Agreement, the parties agreed to terminate the 2024/2025 Supply Agreement, effective as of November 13, 2023. Both parties also agreed to certain amended product orders and deliveries under the 2022/2023 Supply Agreement, which product deliveries will take place until February 24, 2023, at which time upon the performance of all related obligations thereunder, the 2022/2023 Supply Agreement shall also terminate. The Company will be released (i) from the obligation to supply certain of its products exclusively to SunPower starting March 31, 2024, and (ii) from the non-circumvention obligations under the 2022/2023 Supply Agreement starting January 1, 2024. The SunPower Settlement Agreement also contemplates the issuance of future warrants from SunPower to the Company and the mutual release of claims arising from the SunPower Supply Agreements, subject to the terms and conditions set forth in the SunPower Settlement Agreement.
For additional information regarding the SunPower Settlement Agreement, refer to our Report on Form 6-K furnished with the SEC on November 15, 2023.
We are supplementing our risk factors previously disclosed in our Annual Report on Form 20-F for the year ended January 1, 2023 and in Exhibit 99.2 to our Report on Form 6-K furnished to the Commission on August 10, 2023 with the following risk factors:

We have agreed to terminate the supply agreements with one of our main customers, and our financial results will materially suffer as a result.
The Company has historically relied for a substantial portion of its revenue on one of its main customers, SunPower, which has accounted for 26.7% of our total revenue during fiscal year 2022. During the nine months ended October 1, 2023, $174.9 million or 19.6% of our revenue represented sales of solar modules to SunPower.

The Company and SunPower entered into the 2022/2023 Supply Agreement, pursuant to which we had agreed to supply SunPower with IBC Modules for use in residential installations in Canada and the United States (excluding Puerto Rico, American Samoa, Guam, the Northern Mariana Islands and the U.S. Virgin Islands) (the “Domestic Territory”). On January 5, 2023, the 2024/2025 Supply Agreement pursuant to which we had agreed to supply SunPower with Maxeon 6 IBC Modules in the Domestic Territory in 2024 and 2025. On August 5, 2023, SunPower delivered a written notice to the Company alleging breach of its non-circumvention obligations under the SunPower Supply Agreements. We responded to these claims by conducting a thorough investigation of the allegations and providing the information requested by SunPower. The Company believes the alleged breach is not valid or has not continued for more than the stipulated period under the SunPower Supply Agreements. On August 6, 2023, we delivered a written notice to SunPower for breach of its payment obligations under the 2022/2023 Supply Agreement, which was followed by two additional notices dated September 27, 2023 and October 2, 2023 notifying SunPower of certain continuing breaches under the 2022/2023 Supply Agreement. As a result of voluntary negotiations undertaken by both parties in good faith, on November 13, 2023 we entered into the SunPower Settlement Agreement , pursuant to which, among other things, (i) we agreed to supply SunPower with certain volumes of IBC Modules on a “take or pay” basis under the 2022/2023 Supply Agreement against SunPower’s providing a payment bond to the Company in an amount of not less than $30 million as security for the volumes it has agreed to purchase, (ii) we would be released from the non-circumvention obligations starting January 1, 2024, and (iii) the 2024/2025 Supply Agreement has been terminated as of November 13, 2023. Following the completion of deliveries of IBC Modules under the 2022/2023 Supply Agreement and the termination of the 2022/2023 Supply Agreement in accordance with the terms of the SunPower Settlement Agreement, SunPower would no longer be our most significant customer.

Due to the disputes with this significant customer and the termination of the future relationship with SunPower, our revenues have been and will continue to be materially negatively impacted in the short term. Further, our results of operations in the longer term are expected to be materially impacted until such time as we are able to rebuild customer demand for our products in the United States, if at all.
We derive a significant portion of our revenues from our largest customers and are subjected to concentration of credit risk. Any disagreements with our largest customers can impact our revenues and our long-term relationships.

Historically, we have relied on a limited number of customers for a substantial portion of our revenue. In addition to SunPower, two other customers accounted for at least 10% of accounts receivable as of January 1, 2023 and no other customer accounted for at least 10% of revenue for fiscal year 2022. For the nine months ended October 1, 2023, other than transactions with SunPower, there was one other customer whom had accounted for at least 10% of revenue. The loss of any of these customers, their inability to perform under their agreements, their default in payment or the renegotiation of any of their agreements, could have a material and adverse effect on our financial results.
Because we rely on key customers for a significant portion of our revenues and accounts receivable, we depend on the creditworthiness of these customers. If the financial condition of our customers declines, our credit risk could increase. Should one or more of our significant customers declare bankruptcy, it could materially and adversely affect the collectability of our accounts receivable and our allowance for credit losses, cash flows and net income.
The increase in the global supply of solar cells and panels, and increasing competition, may cause substantial downward pressure on the prices of such products or result in increased or changing tariff policies and cause us to lose sales or market share, or to hold excess inventory, resulting in lower revenues, cash flows and impairment charges.
Global solar cell and panel production capacity and supply have been materially increasing, and solar cell and solar panel manufacturers currently have excess capacity, relative to global demand, particularly in China. The solar industry has experienced and may continue to experience periods of structural imbalance between supply and demand, and such periods result in unpredictability (i.e. pressure on pricing or imbalanced supply due to governmental policies). Excess capacity and industry competition have resulted in the past, and may continue to result, in excess supply and/or substantial downward pressure on the price of solar cells and panels, including our products. More recently, there has been additional pressure on global demand as a consequence of the excess supply and decreasing average selling prices resulting from fluctuating supply and demand in certain solar markets, as well as increasing supply chain costs. Intensifying competition has and could continue to cause us to lose sales or market share or hold excess inventories. The excess of global supply coupled with the decline in demand in light of a global economic slowdown caused by events such as an economic recession, increasing interest rates and the associated decrease in consumer spending, has resulted and may continue to result in a global price reduction, such as the global price reduction that accelerated in the second half of 2023. Fluctuations in supply and demand caused by events such an economic recession, increasing interest rates and governmental policies such as the former “dual control of energy consumption policy of China", as well as increased supply chain costs, may result in a global increase in the price of certain supply commodities, similar to what occurred in 2021. See “Risk Factors – Risks Related to our Supply Chain – We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, and increases in the costs for raw materials and components required for our solar products could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.” Such price fluctuations and impacts on demand are difficult to plan for and could have a negative impact on the amount of inventory which we hold, our revenue and earnings, and could materially adversely affect our business, financial condition and cash flows. In addition, in such a market environment, internal pricing forecasts are difficult and recently, our forecasts have not been, and in the future may not be, accurate, which has caused and in the future could cause our financial results to be different than forecasted. Uncertainty with respect to United States, PRC, European and other government policies, including trade tariffs, subsidies or other incentives for solar projects, may continue to cause increased, decreased, or volatile supply and/or demand for solar products, which could negatively impact our revenue and earnings. See “Risk Factors – Risks Related to the Maxeon Business Generally – Changes in international trade policies, tariffs, or trade disputes could significantly and adversely affect our business, revenues, margins, results of operations and cash flows.”
Fluctuations in the demand for our products may cause impairment of long-lived assets or cause us to write off equipment or inventory or the pre-mature termination of certain contracts, and each of these events could materially and adversely affect our financial results.
If the demand for our solar products decreases as reflected in the current market environment or as a result of intensifying competition, we may hold excess inventories of our products and we may need to adjust our production and as a result, our manufacturing capacity could be underutilized. We may be required to shorten the useful life of our equipment or record an impairment of our long-lived assets, including facilities and equipment, which would increase our expenses. For example, in light of the current market environment, we are re-engineering our IBC manufacturing capacity which we expect will incur charges relating to the cancellation of existing purchase orders, accelerated depreciation of certain equipment and with respect to the related reduction in our global workforce.
If prices or product demand decrease or we fail to forecast demand accurately, we could be required to write off inventory or record excess capacity charges, which could have a negative impact on our gross margin . For example, in light of the current market environment, we have recorded certain inventory adjustments and we have provided reserves to reflect the inventories held at the lower of cost or net realizable value of US$19.9 million as of October 1, 2023.
Each of the above events could materially and adversely affect our future financial results.
We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to ongoing wars or conflicts and our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from ongoing wars or conflicts or any other geopolitical tensions.
U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and ongoing war in Ukraine and the Israel-Hamas conflict. Although the length and impact of these ongoing military conflicts is highly unpredictable, geopolitical events, terrorist or other attacks, and war (or threatened war) or international hostilities, may lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets and international commerce. The war in Ukraine and the Israel-Hamas conflict may lead to further regional and international conflicts or armed action. The conflict in Ukraine has disrupted supply chains, caused instability in the energy markets and could lead to further market disruptions, including significant volatility in commodity prices, credit and capital markets on a global scale. The war in Ukraine and the Israeli-Hamas conflict continue to cause considerable humanitarian suffering and the continued uncertainty surrounding the outcome of these conflicts may cause a humanitarian crisis and instability in other parts of the world. The United States and the European Union, among other countries, have imposed sanctions against Russia, including sanctions targeting the Russian oil sector, including a prohibition on the import of oil from Russia to the United States. The ongoing war could result in the imposition of further economic sanctions by the United States and the European Union against Russia, with uncertain impacts on the global economy. While much uncertainty remains regarding the global impacts of the war in Ukraine and the Israel-Hamas conflict, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties, such as our customers and suppliers may be impacted by these conflicts, which could adversely affect our operations. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.
If we experience interruptions in the operation of our solar cell or module production lines or in the execution of our manufacturing expansion or conversion plans, our revenue and results of operations may be materially and adversely affected.
If our solar cell or module production lines suffer problems that cause downtime, or our manufacturing expansion or conversion plans encounter delays or difficulties in execution, we might be unable to meet our production or capacity expansion targets, which could materially and adversely affect our business.

In order to expand our capacity to produce Performance line shingled module technology for use in the United States market, aimed at large-scale commercial and utility-scale power plant markets, we have been expanding our Malaysia cell manufacturing facility and upgrading our assembly facility in Mexico. To the extent we are delayed in our projected production schedule, or fail to achieve our projected production volumes, or fail to renegotiate with customers on revised delivery schedules, we may suffer significant liquidated damages for the volumes we have contractually committed, face additional risks resulting from our failure to meet customers’ demand and significantly impair our plans for entering the large-scale commercial and utility-scale power plant markets in the United States and our plans for growth in that market. For example,we have been delayed in delivering modules to Danish Fields and in September 2023, we and Danish Fields, entered into an Abatement and Amendment Agreement to amend certain terms of the order request executed in November 2021, including delivery schedule, utilization of the prepayment and abatement conditions for the liquidated damages claim by Danish Fields for the delay in the original schedule. If we experience further delays in the delivery schedule, Danish Fields can claim significant liquidated damages under the Abatement and Amendment Agreement. Delays in the ramp up of our production capacity may also delay or prevent us from achieving our target cost reductions.

We constantly assess our manufacturing capacities and our plans to retrofit or redeploy our manufacturing capacities include a number of risks which may hinder the success of these efforts.
The Company intends to retrofit existing lines for the manufacture of Maxeon 7 products instead of adding incremental capacity at one of its Philippines cell manufacturing facilities that is currently not in use. The Company also intends to install a TOPCon solar cell pilot line ahead of the start-up of its planned manufacturing operations in the United States. We are currently in the process of making the necessary preparations for these capacity conversions and have reserved a portion of our 2023 planned capex for the retrofit of existing lines in connection with Maxeon 7 products. We are planning to deploy a multi-GW factory in the United States to manufacture solar products for both the DG and utility-scale power plant markets, contingent upon us securing the necessary funding and other factors beyond our control. If we are unable to secure the necessary funding, to the extent we are delayed in our projected production schedule, or if we fail to achieve our projected production volumes, our plans for the manufacture of Maxeon 7 products, TOPCon solar cells or expansion into the United States market may be significantly impaired.
The success of our manufacturing operations and execution of our manufacturing expansion and/or conversion plans are subject to significant risks including:

•cost overruns, delays, supply shortages, equipment problems and other operating difficulties;
•custom-built equipment may take longer or cost more to engineer than planned and may never operate as designed;
•incorporating first-time equipment designs and technology improvements, which we expect to lower unit capital and operating costs, but which may not be successful;
•our ability to obtain or maintain third-party financing to fund capital requirements;
•difficulties in maintaining or improving our historical yields and manufacturing efficiencies;
•difficulties in protecting our intellectual property and obtaining rights to intellectual property developed by our manufacturing partners;
•difficulties in hiring and retaining key technical, management, and other personnel;
•impacts that may arise from, and actions taken in response to, natural disasters, epidemics or pandemics, including the temporary idling of our solar cell and module production lines located at our manufacturing facilities in Malaysia, Mexico and the Philippines, and the facilities of our Huansheng JV in China;
•potential inability to obtain, or obtain in a timely manner, financing, or approvals from governmental authorities for operations;
•increased costs and extended timelines for the upgrades of our cell and module production lines to our next-generation technologies; and
•tariffs imposed on imported solar cells and modules which may cause market volatility, price fluctuations, supply shortages, and project delays.
Any of these or similar difficulties may unexpectedly delay or increase costs of our supply of solar cells or costs of execution of our manufacturing expansion and/or conversion plans or delay or prevent us from achieving target cost reductions.

Liquidity and Capital Resources
Current Sources of Liquidity and Capital Resources
As of October 1, 2023, we had unrestricted cash and cash equivalents of $208.1 million, restricted cash of $9.2 million and short-term securities representing a 6-months time deposit of $60.0 million as compared to $227.4 million of unrestricted cash and cash equivalents, $40.5 million of restricted cash and short-term securities representing a 4-month time deposit of $76.0 million as of January 1, 2023.
On May 19, 2023, the Company completed an underwritten public offering of an aggregate of 7,490,000 ordinary shares (following the underwriters' exercise of the over-allotment option in full), including 5,620,000 ordinary shares offered by Maxeon (the “Company Offering”) and 1,870,000 ordinary shares offered by an affiliate of TotalEnergies SE (“TotalEnergies”) (the “TotalEnergies Offering” and, together with the Company Offering, the “Offering”), each at a price per share of of $28.00. In addition, pursuant to a share purchase agreement, dated May 16, 2023, with an affiliate of TZE, Maxeon sold to Zhonghuan Singapore Investment and Development Pte. Ltd ("TZE SG") 1,500,000 ordinary shares at $28.00 per share (the "TZE Private Placement"), in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended, for a total investment of $42.0 million. The net proceeds from the Company Offering and TZE Private Placement were approximately $193.5 million after giving effect to the underwriting discounts and commissions, as well as other offering costs. The Company did not receive any proceeds from the TotalEnergies Offering.
We have collected material customer advances in connection with certain of our supply agreements we have entered into. The customer advances are amortized based on the contractually agreed upon utilization schedule at the point of transfer of control of goods to the customer. As of October 1, 2023, the customer advances included within “Contract liabilities, current portion” and “Contract liabilities, net of current portion” in our Condensed Consolidated Balance Sheets is $204.2 million and $120.4 million, respectively.
Material Cash Requirements
As of October 1, 2023, our outstanding debt was $431.7 million, of which $23.4 million and $408.3 million was classified as short-term and long-term respectively, in our Condensed Consolidated Balance Sheets. As of January 1, 2023, our outstanding debt was $459.2 million.
We expect total capital expenditures ranging from $66 million to $76 million in fiscal year 2023. As of October 1, 2023, we have committed to capital expenditures of $73.7 million via the issuance of purchase orders relating to deliveries for and beyond the remaining fiscal year 2023. The capital expenditures mainly relate to the conversion of our Fab 4 in the Philippines to our new Maxeon 7 technology and remaining payments to the equipment suppliers of the Performance series lines in Malaysia and Mexico for the US utility segment. We are also investing into development of our next generation cell technology (Maxeon 8), in addition to the various programs to enhance our IT infrastructure and security, as well as to support the Beyond the Panel offering. The above includes capital expenditures for preparatory activities in connection with the multi GW factory in the United States to manufacture solar cells and panels for the utility-scale market.
Additionally, from time-to-time, we are required to provide financial and performance assurance to third parties and in connection with such obligations we procure letters of credit, bank guarantees, and surety bonds. The additional debt supporting these instruments could result in increased expenses, collateralization and may impose new restrictive covenants.
Anticipated Sources of Funds
We believe that our current cash, cash equivalents, along with cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months. We expect that we will meet our working capital requirements and fund our committed and uncommitted capital expenditures through our current cash and cash equivalents, cash generated from operations, customer prepayments, our existing debt facility which we are renewing, and additional debt or equity financing to the extent we are able to raise such funding on acceptable terms.
We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, including termination of our contractual relationship with SunPower as discussed under the Recent Developments section, uncertain inflationary environment and expected rising interest rates, supply chain challenges, as well as the worldwide uncertainty created by ongoing wars or conflicts, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macro conditions set forth above last a sustained period of time.
The Company will continue to pursue opportunities to seek additional funding from time to time to fund capital expenditures and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing. The current economic environment and market conditions could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity securities or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all. Additional debt would result in increased expenses and collateralization and would likely impose new restrictive covenants.
In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as selling raw materials inventory to third parties, liquidating certain investments, ongoing or prospective restructuring plans or strategic options, including but not limited to workforce reduction, accelerating life cycle of our products and consolidating facilities and, renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. As announced with our preliminary third quarter results, we are currently implementing a global reduction in workforce. Based on the current development on the settlement with SunPower, we are expecting the impact to be approximately 22% of our employee workforce. We cannot, however, assure you that any such options will materialize or be available to us on commercially acceptable terms or at all.
Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report on Form 20-F for the fiscal year ended January 1, 2023.
Cash Flows
A summary of the sources and uses of cash, cash equivalents and restricted cash is as follows:

	Nine Months Ended
	October 1, 2023	October 2, 2022
(In thousands)
Net cash used in operating activities	$(177,882)	$(36,292)
Net cash used in investing activities	(38,971)	(132,031)
Net cash provided by financing activities	166,104	213,305
Operating Activities
Net cash used in operating activities in the nine months ended October 1, 2023 was $177.9 million and was primarily the result of: (i) increase in inventories of $110.6 million; (ii) net loss of $89.4 million; (iii) decrease in accounts payable and other accrued liabilities of $52.8 million, primarily attributable to the timing of billing and payment of supplier invoices; and (iv) increase in accounts receivables of $37.4 million, primarily attributable to billings and collection cycles.
This was partially offset by (i) an adjustment for non-cash charges of $60.8 million related to depreciation and amortization and stock-based compensation and other non-cash charges; and (ii) $27.4 million increase in contract liabilities arising from advance collections from customers.
Net cash used in operating activities in the nine months ended October 2, 2022 was $36.3 million and was primarily the result of: (i) net loss of $191.4 million of which $19.6 million relates to out-of-market polysilicon cost; (ii) adjustment for non-cash remeasurement gain on Prepaid Forward of $20.1 million; (iii) increase in accounts receivables of $20.2 million, primarily attributable to billings and collection cycles; (iv) increase in inventories of $113.9 million and (v) increase in prepaid and other assets of $22.9 million due to advance payments.
This was partially offset by (i) adjustment for non-cash charges of $54.2 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (ii) $127.8 million increase in contract liabilities arising from advance collections from customers; (iii) $68.6 million increase in accounts payable and other accrued liabilities, primarily attributable to the timing of invoice payments and an increase in purchases; and (iv) $37.9 million decrease in advance payment to suppliers.
Investing Activities
Net cash used in investing activities in the nine months ended October 1, 2023 was $39.0 million and was primarily due to purchase of short-term securities of $60.0 million and capital expenditures of $55.8 million. This was partially offset by proceeds from maturity of short-term securities of $76.0 million.
Net cash used in investing activities in the nine months ended October 2, 2022 was $132.0 million and was primarily due to (i) capital expenditures of $56.0 million; and (ii) placement of short-term time deposit of $76 million which matures in January, 2023.
Financing Activities
Net cash provided by financing activities in the nine months ended October 1, 2023 was $166.1 million, which included $193.5 million in net proceeds from issuance of common stock and $149.0 million in proceeds from debt. This was partially offset by repayment of debt obligations of $175.9 million.
Net cash provided by financing activities in the nine months ended October 2, 2022 was $213.3 million, which included $196.4 million in proceeds from debt and $188.8 million in proceeds from issuance of 2027 Notes. This was partially offset by repayment of debt obligations of $171.1 million.
Forward-Looking Statements
Certain statements relating to Maxeon in this document or documents incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the Israel-Hamas conflict; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, implementation of restructuring plans and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements~~,~~ our ability to complete an equity or debt offering or financing at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab capacity expansion and utilization and expected ramp and production timelines for the Company’s next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including capacity expansion, partnership discussions with respect to the Company’s next-generation technology, and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; (i) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets; and (j) our fourth quarter and annual fiscal year 2023 guidance, including shipments, revenue, gross loss, non-GAAP gross loss, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, and related assumptions.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine and the Israel-Hamas conflict; (5) our ability to manage our key customers and suppliers, including the impact of the termination of the supply agreements with one of the Company’s biggest customers, SunPower Corporation; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine and the Israel-Hamas conflict, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (15) reaction by investors to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may negatively impact the market price of our ordinary shares and volume of our stock trading and (16) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.